UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kamada Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 1.00 Per Share

(Title of Class of Securities)

 M6240T109
(CUSIP Number)

FIMI 6 2016 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M6240T109	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS
FIMI 6 2016 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
9,407,623
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
9,407,623
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,407,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.13%*
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*          The calculations are based on a total of 44,519,768 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement (defined hereafter), consisting of (i) 40,353,101 Ordinary Shares outstanding as reported by Kamada Ltd. and (ii) 4,166,667 newly issued Ordinary Shares to be issued to the Reporting Persons pursuant to the Share Purchase Agreement.

Page 2 of 10 Pages

CUSIP No. M6240T109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS
FIMI Opportunity Fund 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
4,400,818
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
4,400,818
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,400,818
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%*
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*          The calculations are based on a total of 44,519,768 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 40,353,101 Ordinary Shares outstanding as reported by Kamada Ltd. and (ii) 4,166,667 newly issued Ordinary Shares to be issued to the Reporting Persons pursuant to the Share Purchase Agreement.
Page 3 of 10 Pages

CUSIP No. M6240T109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS
FIMI Israel Opportunity Fund 6, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
5,006,805
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
5,006,805
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,006,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.25%*
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*          The calculations are based on a total of 44,519,768 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 40,353,101 Ordinary Shares outstanding as reported by Kamada Ltd. and (ii) 4,166,667 newly issued Ordinary Shares to be issued to the Reporting Persons pursuant to the Share Purchase Agreement.

Page 4 of 10 Pages

CUSIP No. M6240T109	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS
Or Adiv Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
9,407,623
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
9,407,623
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,407,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.13%*
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*          The calculations are based on a total of 44,519,768 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 40,353,101 Ordinary Shares outstanding as reported by Kamada Ltd. and (ii) 4,166,667 newly issued Ordinary Shares to be issued to the Reporting Persons pursuant to the Share Purchase Agreement.
Page 5 of 10 Pages

CUSIP No. M6240T109	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS
Ishay Davidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
9,407,623
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
9,407,623
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,407,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.13%*
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*          The calculations are based on a total of 44,519,768 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 40,353,101 Ordinary Shares outstanding as reported by Kamada Ltd. and (ii) 4,166,667 newly issued Ordinary Shares to be issued to the Reporting Persons pursuant to the Share Purchase Agreement.
Page 6 of 10 Pages

The undersigned, FIMI 6 2016 Ltd. (“FIMI 6”), FIMI Opportunity Fund 6, L.P. (“FIMI Opportunity”), FIMI Israel Opportunity Fund 6, Limited Partnership (“FIMI Israel Opportunity ”), Or Adiv Ltd. (“Or Adiv”) and Ishay Davidi (together, the “Reporting Persons”) hereby file this Amendment No. 1 to Schedule 13D (the “Amendment”), which amends the Schedule 13D filed by the Reporting Persons on November 27, 2019, with respect to the Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Kamada Ltd., an Israeli company (“Kamada”).  The Amendment amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
On January 20, 2020, FIMI Opportunity and FIMI Israel Opportunity (collectively, the “FIMI 6 Funds”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Kamada, pursuant to which Kamada agreed to issue and sell, and the FIMI 6 Funds agreed to purchase, as aggregate of 4,166,667 newly issued Ordinary Shares for a purchase price of $6.00 per Ordinary Share, or $25,000,000 in the aggregate, of which FIMI Opportunity will purchase 1,949,137 Ordinary Shares and FIMI Israel Opportunity will purchase 2,217,530 Ordinary Shares. The source of funding for the purchase of the Ordinary Shares pursuant to the Share Purchase Agreement is the capital of the FIMI 6 Funds.

The foregoing summary of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 2 hereto and is incorporated herein by reference. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

Item 4.	Purpose of Transaction
On January 20, 2020, the FIMI 6 Funds entered into the Share Purchase Agreement with Kamada, pursuant to which Kamada agreed to issue and sell, and the FIMI 6 Funds agreed to purchase, as aggregate of 4,166,667 newly issued Ordinary Shares for a purchase price of $6.00 per Ordinary Share, or $25,000,000 in the aggregate, of which FIMI Opportunity will purchase 1,949,137 Ordinary Shares and FIMI Israel Opportunity will purchase 2,217,530 Ordinary Shares.

The foregoing summary of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 2 hereto and is incorporated herein by reference. The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in Kamada, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Kamada, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Kamada owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer
(a)          The calculations included herein are based on a total of 44,519,768 Ordinary Shares outstanding immediately after completion of the issuance of the newly issued Ordinary Shares to the Reporting Persons pursuant to the Share Purchase Agreement, consisting of (i) 40,353,101 Ordinary Shares outstanding as reported by Kamada and (ii) 4,166,667 newly issued Ordinary Shares to be issued to the Reporting Persons pursuant to the Share Purchase Agreement.

As of January 20, 2020, FIMI Opportunity directly beneficially owns 4,400,818 Ordinary Shares, representing approximately 9.89% of the Ordinary Shares, including the 1,949,137 Ordinary Shares to be issued to FIMI Opportunity upon consummation of the transactions set forth in the Share Purchase Agreement.

Page 7 of 10 Pages

As of January 20, 2020, FIMI Israel Opportunity directly beneficially owns 5,006,805 Ordinary Shares, representing approximately 11.25% of the Ordinary Shares, including the 2,217,530 Ordinary Shares to be issued to FIMI Opportunity upon consummation of the transactions set forth in the Share Purchase Agreement.

As of January 20, 2020, FIMI 6, Or Adiv and Ishay Davidi indirectly beneficially own 9,407,623 Ordinary Shares, representing approximately 21.13% of the Ordinary Shares, including the 4,166,667 Ordinary Shares to be issued to FIMI 6 Funds upon consummation of the transactions set forth in the Share Purchase Agreement.

(b)          As of January 20, 2020, FIMI 6, Or Adiv and Ishay Davidi share the power to vote and dispose of, the 9,407,623 Ordinary Shares beneficially owned by the Reporting Persons, including the 4,166,667 Ordinary Shares to be issued to FIMI 6 Funds upon consummation of the transactions set forth in the Share Purchase Agreement.

As of January 20, 2020, FIMI Opportunity shares the power to vote and dispose of, the 4,400,818 Ordinary Shares directly beneficially owned by FIMI Opportunity, including the 1,949,137 Ordinary Shares to be issued to FIMI Opportunity upon consummation of the transactions set forth in the Share Purchase Agreement.

As of January 20, 2020, FIMI Israel Opportunity shares the power to vote and dispose of, the 5,006,805 Ordinary Shares directly beneficially owned by FIMI Israel Opportunity, including the 2,217,530 Ordinary Shares to be issued to FIMI Israel Opportunity upon consummation of the transactions set forth in the Share Purchase Agreement.

(c)          Except as previously described in Item 4 above, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On January 20, 2020, the FIMI 6 Funds entered into the Share Purchase Agreement with Kamada, pursuant to which Kamada agreed to issue and sell, and the FIMI 6 Funds agreed to purchase, as aggregate of 4,166,667 newly issued Ordinary Shares for a purchase price of $6.00 per Ordinary Share, or $25,000,000 in the aggregate, of which FIMI Opportunity will purchase 1,949,137 Ordinary Shares and FIMI Israel Opportunity will purchase 2,217,530 Ordinary Shares.

In connection with the Share Purchase Agreement, the FIMI 6 Funds and Kamada entered into a Registration Rights Agreement, dated January 20, 2020 (the “Registration Rights Agreement”), providing the FIMI 6 Funds with customary registration rights with respect to the Ordinary Shares beneficially owned by the FIMI 6 Funds.

The foregoing summaries of each of the Share Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the Registration Rights Agreement included as Exhibits 2 and 3 hereto and are incorporated herein by reference. The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

On December 24, 2019, at the Annual General Meeting of shareholders of Kamada, the Reporting Person, Ishay Davidi, the Founder and CEO of all the Reporting Persons, and Lilach Asher Topilsky and Amiram Boehm, partners in the FIMI Opportunity Funds, were appointed directors of Kamada.

Page 8 of 10 Pages

Item 7.	Material to be Filed as Exhibits
Exhibit 2
Share Purchase Agreement, dated as of January 20, 2020, by and among Kamada Ltd., FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (filed as Exhibit 99.2 to Kamada Ltd.’s Form 6-K furnished with the Securities and Exchange Commission on January 21, 2020 and incorporated herein by reference).

Exhibit 3
Registration Rights Agreement, dated as of January 20, 2020, by and among Kamada Ltd., FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (filed as Exhibit 99.3 to Kamada Ltd.’s Form 6-K furnished with the Securities and Exchange Commission on January 21, 2020 and incorporated herein by reference).

 Page 9 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2020

FIMI 6 2016 Ltd.

	By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

FIMI Opportunity Fund 6, L.P. By: FIMI 6 2016 Ltd., managing general partner

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

FIMI Israel Opportunity Fund 6, Limited Partnership By: FIMI 6 2016 Ltd., managing general partner

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Or Adiv Ltd.

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Ishay Davidi

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Page 10 of 10 Pages